Exhibit (a)(1)(H)
RCN CORPORATION
OFFER TO EXCHANGE ELIGIBLE STOCK OPTIONS FOR NEW STOCK OPTIONS
ELECTION AND WITHDRAWAL FORM
The offer to exchange and your withdrawal rights will expire at 11:59 p.m., Eastern time, on August 12, 2009, unless extended
RCN Corporation (“RCN”) is offering a Stock Option Exchange Program that permits Eligible Employees who hold Eligible Options to exchange, subject to specified conditions, some or all of their Eligible Options for a lesser number of New Options with a lower exercise price, a new vesting schedule and a new term. In addition to making your elections and withdrawals via the Stock Option Exchange Program Website at www.rcnoptionexchange.com, you may also tender your options, or withdraw a previous tender, using this Election and Withdrawal Form by means of U.S. mail (or other post), courier, hand delivery or facsimile. Before making your election, please make sure you have read the documents that make up this Exchange Program (the “Program Documents”), including the Offer to Exchange Eligible Stock Options for New Stock Options dated July 16, 2009 (the “Offer to Exchange”). The Exchange Program is subject to the terms of these documents as they may be amended. The Program Documents are available on the Stock Option Exchange Program Website, which is available at www.rcnoptionexchange.com, or on the Securities and Exchange Commission website at www.sec.gov.
If you choose to participate in the Exchange Program, follow the instructions below.

Exchange		Number of			Number of
Election	Grant Date	Eligible Options	Exercise Price	Exchange Ratio	New Options
☐
☐
☐

☐	I elect to exchange the options selected above.

☐	I elect to withdraw my previous elections with respect to the options selected above and not to exchange such Eligible Options for New Options
INSTRUCTIONS
In making this election, you agree that RCN may use, collect and transfer your personal data for the purpose of implementing, administering and managing your participation in the Exchange Program. Such personal data may be transferred to RCN and to any third parties assisting RCN with the Exchange Program, and these recipients may be located in the U.S. or elsewhere.
Instead of making your elections and withdrawals via the Stock Option Exchange Program Website at www.rcnoptionexchange.com, you may tender your options, or withdraw a previous tender, using this paper Election and Withdrawal Form by means of U.S. mail (or other post), courier, hand delivery or facsimile. If you elect to use this paper Election and Withdrawal Form, you must complete, sign and deliver this Election and Withdrawal Form to RCN by U.S. mail (or other post), courier, hand delivery or facsimile by 11:59 p.m., Eastern time, on August 12, 2009, unless the Exchange Program is extended (the “Expiration Date”), as follows (with the instructions below forming part of the terms and conditions of the Exchange Program):
By U.S. mail (or other post), Courier or Hand Delivery: RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170, Attention: Jessica Kaman
By Facsimile: (703) 434-8457, Attention: Jessica Kaman

DELIVERY OF YOUR PAPER ELECTION AND WITHDRAWAL FORM IN A MANNER OTHER THAN DESCRIBED ABOVE, INCLUDING VIA INTER-OFFICE MAIL OR EMAIL, WILL NOT BE ACCEPTED. Questions regarding the Exchange Program or submitting elections and/or withdrawals should be submitted to stockoptionexchange@rcn.com.
To elect to exchange ALL your Eligible Options, check the box next to every grant, check the box indicating that you elect to exchange the selected options, sign this form and return it in accordance with these instructions.
To elect to exchange SOME of your Eligible Options, check the box next to the grants you want to exchange, check the box indicating that you elect to exchange the selected options, sign this form and return it in accordance with these instructions.
To change your previous election, you will need to sign a new properly completed Election and Withdrawal Form and deliver it to RCN in accordance with these instructions prior to the Expiration Date, which is currently anticipated to be 11:59 p.m., Eastern time, on August 12, 2009.
To withdraw your previous elections and refrain from participating in the Exchange Program with respect to ALL of your Eligible Options, check the box next to every grant, check the box indicating that you elect to withdraw your previous elections with respect to the selected options and not to exchange such Eligible Options for New Options, sign this form and return it in accordance with these instructions.
To withdraw your previous elections and refrain from participating in the Exchange Program with respect to SOME of your Eligible Options, check the box next to the grants that you do NOT want to exchange, check the box indicating that you elect to withdraw your previous elections with respect to the selected options and not to exchange such Eligible Options for New Options, sign this form and return it in accordance with these instructions.
You can elect to exchange your Eligible Options, or after making an election, you can withdraw from the Exchange Program, anytime during the Offering Period. The last valid election in place at the expiration of the Exchange Program will control.
RCN will not accept delivery of any Election and Withdrawal Form after the Expiration Date. If RCN does not receive a properly completed and duly executed Election and Withdrawal Form (either electronically through the Stock Option Exchange Program Website or through a paper Election and Withdrawal Form) from you before the Expiration Date, your Eligible Options will not be exchanged pursuant to the Exchange Program.
RCN will provide confirmation of receipt of all properly completed paper Election and Withdrawal Forms promptly following RCN’s receipt of such form. The method of tendering Eligible Options, or withdrawing a previous tender, is at your election and risk. It is your responsibility to allow for sufficient time to ensure that the Election and Withdrawal Form is timely delivered to RCN or submitted electronically at the Stock Option Exchange Program Website.
TERMS OF NEW OPTIONS
In accordance with the terms outlined in the Program Documents, if you elect to exchange your Eligible Options for New Options, the number of New Options you receive will be determined based on Exchange Ratios that will result in the issuance of replacement options with a fair value approximately equal to the fair value of the stock options surrendered in the Exchange Program. The Company calculated the fair value of the Eligible Options using the Black-Scholes option valuation model. This model uses the following factors: stock price volatility, risk free interest rates, expected life, option exercise price, dividend yield and stock price on the date of grant.
Your New Options will be subject to a new vesting schedule and will be unvested at the time of grant, regardless of whether your Eligible Options were partly or wholly vested. The New Options will have a three year vesting period with one-third of the New Options vesting on each anniversary of the grant date. Vesting is subject to your continued employment by RCN through each relevant vesting date and the other provisions of your New Option award agreement. Your participation in the Exchange Program and the receipt of the New Options does not provide any guarantee or promise of continued employment with RCN.

Other terms of your New Options will also be different from your Eligible Options. For example, your New Options will have a term of seven years from the date of grant. Please refer to the Offer to Exchange for further details. Once RCN has accepted your Eligible Options, your Eligible Options will be cancelled and you will no longer have any rights under those options.
The terms of the new award agreement for the New Options are different from your existing option award agreements and you should carefully review the differences. The Program Documents are available on the Stock Option Exchange Program Website, which is available at www.rcnoptionexchange.com, or on the Securities and Exchange Commission website at www.sec.gov.
AGREEMENT TO TERMS OF ELECTION
BY PARTICIPATING IN THE EXCHANGE PROGRAM, YOU AGREE TO ALL THE TERMS OF THE EXCHANGE PROGRAM AS SET FORTH IN THE PROGRAM DOCUMENTS.
If you would like to participate in this Exchange Program, please indicate your election by checking the applicable boxes on this Election and Withdrawal Form. You may change or withdraw this election by delivering a new properly completed Election and Withdrawal Form to RCN prior to the Expiration Date, which is 11:59 p.m., Eastern time, on August 12, 2009, unless we extend the Exchange Program.
By electing to exchange my Eligible Options, I agree to all of the following:
1. I have received and read the Offer to Exchange dated July 16, 2009. I understand and agree to be bound by all the terms and conditions of the Exchange Program as set forth in the Offer to Exchange.
2. I agree to be bound by the last properly submitted election as of 11:59 p.m., Eastern time, on the Expiration Date.
3. I hereby sell, assign and transfer to RCN all right, title and interest in and to the Eligible Options tendered as indicated in the table above. RCN’s acceptance of the Eligible Options tendered will constitute a binding agreement between RCN and me.
4. I represent that I have full power and authority to tender the Eligible Options and the Eligible Options I am tendering will not be encumbered in any way.
5. I understand that when RCN accepts my properly tendered Eligible Options, the Eligible Options and my option agreement(s) relating to the Eligible Options will be cancelled and rendered null and void and I, by tendering such Eligible Options, irrevocably release all of my rights with respect to such Eligible Options and such option agreement(s).
6. My election as reflected on this Election and Withdrawal Form and the Offer to Exchange constitute my entire agreement with RCN with respect to the Exchange Program. A new stock option agreement that will be delivered to me on or about September 4, 2009, will govern the terms of the New Options.
7. I acknowledge that if the price of RCN common stock increases after the date on which my exchanged Eligible Options are cancelled, my cancelled Eligible Options might be worth more than the New Options I receive in exchange for them.
8. I authorize RCN to collect, use, transfer and share my personal information to the extent RCN deems necessary to facilitate my participation in the Exchange Program.
9. I will, upon request, promptly execute and deliver any additional documents deemed by RCN to be necessary to complete the acceptance and payment of the Eligible Options tendered.

10. I understand that participation in the Exchange Program will not be construed as a right to my continued employment or service with RCN or any of its subsidiaries for any period, and that my employment or service can be terminated at any time by RCN or myself (or one of RCN’s subsidiaries, as applicable), with or without cause or notice, in accordance with the terms of my employment with RCN. I understand that participation in the Exchange Program will not alter or affect any provision of my employment relationship with RCN (other than to the extent that New Options replace Eligible Options, and any changes to vesting outlined in the Offer to Exchange which shall prevail in the event of a conflict with any employment agreement).
11. RCN has advised me to consult with my own legal, financial and tax advisors as to the particular consequences to me of participating or not participating in the Exchange Program before making any decision whether to participate.
12. I understand that, as described in Sections 7 and 15 of the Offer to Exchange, RCN may extend, amend, withdraw or terminate the Exchange Program and postpone its acceptance or cancellation of my Eligible Options that I have tendered for exchange. In any such event, I understand that the Eligible Options tendered for exchange but not accepted will remain in effect with their current terms and conditions.
The Exchange Program expires at 11:59 p.m., Eastern time, on August 12, 2009, unless extended by RCN. You can make your elections and change your decisions until the Expiration Date. Your election outstanding as of 11:59 p.m., Eastern time, on the Expiration Date will be your final, recorded decision. If you do not make an election for any or all of your outstanding Eligible Options, they will not be exchanged for New Options pursuant to the Exchange Program and will expire in accordance with their existing terms. You must physically sign and deliver this paper Election and Withdrawal Form to RCN for it to be valid. You should make a copy of your paper Election and Withdrawal Form and retain it for your records.

Date:
(Signature of Option Holder)

(Option Holder’s Name, please print in full)

Office telephone: ( ) -

RCN email address:

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